Wyrick Robbins Yates & Ponton LLP ATTORNEYS AT LAW 4101 Lake Boone Trail, Suite 300, Raleigh, NC 27607 PO Drawer 17803, Raleigh, NC 27619 P: 919.781.4000 F: 919.781.4865 www.wyrick.com

May 8, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Paul Fischer

Ms. Celeste Murphy

Division of Corporation Finance

Office of Life Sciences

Re:	Eyenovia, Inc.

Draft Registration Statement on Form S-3

Filed April 22, 2020

File No. 333-237790

Ladies and Gentlemen:

We write this letter on behalf of our client Eyenovia, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated May 5, 2020. For ease of review, we have set forth below in italics each of the numbered comments of the Staff’s letter and have followed each comment with the Company’s response thereto.

Registration Statement on Form S-3 filed on April 22, 2020, File No. 333-237790

Exhibit 5.1, Opinion of Wyrick Robbins, page II-1

1.	Please revise your legality opinion to differentiate between shares currently outstanding, and those yet to be issued. With respect to the 2,675,293 shares registered for resale currently outstanding, your opinion should state that the shares "are" and not "will be" legally issued, fully paid, and non-assessable. Please refer to Staff Legal Bulletin 19, Legality and Tax Opinions, Section II.2.h.

In response to the Staff’s comment, Wyrick Robbins Yates & Ponton LLP has revised its legality opinion to (a) differentiate between shares currently outstanding, and those yet to be issued, and (b) with respect to the 2,675,293 shares registered for resale currently outstanding, state that the shares “are” and not “will be” legally (or validly) issued, fully paid, and non-assessable. The Company has filed such revised legality opinion with Amendment No. 1 to its Registration Statement on Form S-3 (File No. 333-237790) filed on May 8, 2020 (the “Amended Registration Statement”).

U.S. Securities and Exchange Commission

May 8, 2020

General

2.	We note that Article X of your Third Amended and Restated Certificate of Incorporation provides for the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company addresses the exclusive forum provision appearing in its Third Amended and Restated Certificate of Incorporation in a risk factor in the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 30, 2020 (the “Form 10-K”), which is incorporated by reference into the Registration Statement on Form S-3 initially filed on April 22, 2020 and the Amended Registration Statement. The Company intends to retain this risk factor in its set of comprehensive risk factors in future filings, in order to inform investors that the provision does not apply to any actions arising under the Securities Act or Exchange Act. The risk factor, appearing on page 59 of the Form 10-K, is copied here for reference:

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware is, to the fullest extent permitted by law, the sole and exclusive forum for substantially all disputes between us and our stockholders. These choice of forum provisions could limit the ability of stockholders to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Unless we consent to the selection of an alternative forum, our certificate of incorporation provides that the Court of Chancery of the State of Delaware, or the Court of Chancery, will be, to the fullest extent permitted by law, the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees or agent to the Company or our stockholders; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, or DGCL, or our certificate of incorporation or bylaws; any action to enforce or determine the validity of our certificate of incorporation or bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Since the choice of forum provisions are only applicable to “the fullest extent permitted by law,” as provided in our certificate of incorporation, the provisions do not designate the Court of Chancery as the exclusive forum for any derivative action or other claim for which the applicable statute creates exclusive jurisdiction in another forum. As such, the choice of forum provisions do not apply to any actions arising under the Securities Act of 1933, as amended or the Exchange Act.

U.S. Securities and Exchange Commission

May 8, 2020

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provisions contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and operating results.

* * * * *

The Company respectfully submits that the foregoing is appropriately responsive to the Staff’s comments. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ S. Halle Vakani
S. Halle Vakani

cc: Tsontcho Ianchulev, Chief Executive Officer, Eyenovia, Inc.